UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Landmark Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

51504L107
(CUSIP Number)

Patrick L. Alexander

c/o Landmark Bancorp, Inc.

701 Poyntz Avenue

Manhattan, Kansas 66502

(785) 565-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 19, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51504L107	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Patrick L. Alexander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 197,830
	8	SHARED VOTING POWER 32,582
	9	SOLE DISPOSITIVE POWER 197,830
	10	SHARED DISPOSITIVE POWER 32,582

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 230,412
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 51504L107	13D	Page 3 of 6 Pages

EXPLANATORY NOTE

Patrick L. Alexander currently serves as the Executive Chairman of Landmark Bancorp, Inc., a Delaware corporation (the “Issuer”), and the Issuer’s wholly owned banking subsidiary (the “Bank”). Prior to his current roles, Mr. Alexander served the Issuer and the Bank in various executive capacities since October 2001, and has served on their respective boards of directors since that time as well. Contemporaneously with the commencement of his service to the Issuer and the Bank, Mr. Alexander began to accumulate beneficial ownership of the Issuer’s common stock, par value $0.01 per share (the “Common Stock”), through: (i) the exchange of his shares of MNB Bancshares, Inc. (“MNB”) common stock in connection with the merger of MNB and the Issuer; (ii) the allocation to his account of certain shares of Common Stock pursuant to an employee stock ownership plan; (iii) various purchases of Common Stock; and (iv) the receipt of stock options from the Issuer as a part of his overall compensation package. On February 19, 2008, in connection with the future vesting of certain stock options, Mr. Alexander’s beneficial ownership of the Common Stock, as calculated pursuant to Rule 13d-3, reached 5.2%, exceeding 5.0% for the first time. As a result, Mr. Alexander became subject to the filing requirements of Regulation 13D-G at that time.

Due to his service as a director and executive officer of the Issuer, Mr. Alexander’s beneficial ownership of the Common Stock has been reported in each of the Issuer’s definitive proxy statements filed with the Securities and Exchange Commission (the “SEC”) since April 2002. In addition, filings pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the “Act”), have been made on behalf of Mr. Alexander since October 2001.

Unless otherwise stated, the number of shares beneficially owned by Mr. Alexander is reported in this form as of March 18, 2014. The number and price of Issuer shares involved in any transaction prior to such date have been adjusted herein to reflect annual 5% stock dividends paid by the Issuer in December of each year.

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.01 per share, of Landmark Bancorp, Inc., the principal executive offices of which are located at 701 Poyntz Avenue, Manhattan, Kansas 66502.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)–(c) This Schedule 13D is being filed on behalf of Patrick L. Alexander. Mr. Alexander serves as the Executive Chairman of the Issuer and the Bank. Prior to his current roles, Mr. Alexander served the Issuer and the Bank in various executive capacities since October 2001, and has served on their respective boards of directors since that time as well. The business address of Mr. Alexander, the Issuer and the Bank is 701 Poyntz Avenue, Manhattan, Kansas 66502.

(d)–(e) During the last five years, Mr. Alexander has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Alexander is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Contemporaneously with the commencement of his service to the Issuer and the Bank, Mr. Alexander began to accumulate beneficial ownership of the Common Stock through: (i) the exchange of 96,502 shares of MNB common stock in connection with the merger of MNB and the Issuer, for which he received 95,166 shares of Common Stock (as adjusted for annual 5% stock dividends since the time of issuance, as noted above); (ii) the allocation to his account of certain shares of Common Stock pursuant to an employee stock ownership plan; (iii) various purchases of Common Stock; and (iv) the receipt of stock options from the Issuer as a part of his overall compensation package. On February 19, 2008, in connection with the future vesting of certain stock options, the Reporting Person’s beneficial ownership of the Common Stock, as calculated pursuant to Rule 13d-3, reached 5.2%, exceeding 5.0% for the first time. Such stock options were granted by the Issuer on April 19, 2006, and vested in equal parts on April 19, 2007, 2008, 2009 and 2010.

CUSIP No. 51504L107	13D	Page 4 of 6 Pages

Since February 19, 2008, Mr. Alexander has exercised options to purchase an aggregate additional 27,742 shares of Common Stock at prices between $9.63 and $17.92 per share, of which 5,428 were purchased using personal funds and 22,314 were purchased using funds borrowed against a line of credit with the First National Bank of Omaha having customary terms and conditions. Mr. Alexander has also received shares of restricted stock and options to purchase additional shares of the Common Stock as part of his overall compensation package with the Issuer.

Except as otherwise noted above, the source of funds used to acquire all shares of Common Stock beneficially owned by Mr. Alexander were personal funds held by Mr. Alexander.

ITEM 4.	PURPOSE OF TRANSACTION.

All Issuer securities beneficially owned by Mr. Alexander are held for investment purposes. Mr. Alexander expects to continuously review his investment in the Issuer and, depending on various factors, including, but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as Mr. Alexander deems relevant, may at any time or from time to time, and subject to any required regulatory approvals or contractual restrictions, acquire additional shares of Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock. As noted above, Mr. Alexander serves as the Executive Chairman of the Issuer. Mr. Alexander may from time to time hold stock options, restricted stock and/or other equity awards to acquire additional shares of Common Stock granted to him as compensation for his service to the Issuer.

Additionally, Mr. Alexander also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of some or all of his Common Stock or such other securities he owns or may subsequently acquire depending on various factors, including, but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives. Mr. Alexander may make gifts of shares to charities or others from time to time, and may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1, as promulgated by the SEC pursuant to the Act.

Mr. Alexander may from time to time discuss with the Issuer’s management, directors and other stockholders the Issuer’s performance, business, strategic direction, prospects and management, as well as various ways of maximizing stockholder value. Mr. Alexander intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to his shares of Common Stock. In addition, Mr. Alexander serves as the Executive Chairman of the Issuer. As a result, Mr. Alexander may, in the ordinary course or otherwise, take actions to influence the management, business and affairs of the Issuer.

Finally, except as indicated herein, Mr. Alexander, as a stockholder of the Issuer, has no plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, Mr. Alexander may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto. Notwithstanding the foregoing, Mr. Alexander, in his capacity as Executive Chairman of the Issuer, intends to consider such matters and take such actions as he deems to be in the best interests of the Issuer, which matters and actions could potentially from time to time involve items referenced in the first sentence of this paragraph.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b) The following table sets forth for Mr. Alexander (i) the number of shares of Common Stock beneficially owned as of the close of business on March 18, 2014, and (ii) the percentage of the outstanding Common Stock that such number represents. Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which Mr. Alexander possesses sole or shared voting or investment power as well as any shares that Mr. Alexander has the right to acquire within 60 days of the applicable date, including through the exercise of warrants or other rights or the conversion of another security. Except as otherwise indicated, Mr. Alexander has sole investment and voting power with respect to the shares described below. The applicable percentage ownership listed below is based upon the 3,155,263 shares of Common Stock outstanding as of March 18, 2014. Shares of Common Stock subject to options, warrants or other rights that are exercisable or convertible within 60 days after the applicable date are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options, warrants or other rights.

CUSIP No. 51504L107	13D	Page 5 of 6 Pages

Common Shares Beneficially Owned
Common Shares (1)	Restricted Stock (2)	Stock Options issued on March 29, 2004 (3)	Stock Options issued on April 19, 2006 (4)	Stock Options issued on April 23, 2008 (5)	Stock Options issued on April 20, 2011 (6)	Total	Percent
131,029	1,064	14,239	36,553	36,553	10,974	230,412	7.1%

(1)	Includes 32,582 shares owned in an individual retirement account over which Mr. Alexander has shared voting and investment power with the third-party custodian of such account.
(2)	Comprised of shares of restricted stock, of which 50% will vest on each of April 20, 2014 and 2015.
(3)

Comprised of shares of Common Stock presently obtainable through the exercise of options granted under a stock option plan on March 29, 2004, at an exercise price of $17.92 per share. The options will expire on March 29, 2014.

(4)

Comprised of shares of Common Stock presently obtainable through the exercise of options granted under a stock option plan on April 19, 2006, at an exercise price of $18.38 per share. The options will expire on April 19, 2016.

(5)

Comprised of shares of Common Stock presently obtainable through the exercise of options granted under a stock option plan on April 23, 2008, at an exercise price of $17.15 per share. The options will expire on April 23, 2018.

(6)	Comprised of shares of Common Stock presently obtainable or obtainable within 60 days of the filing hereof through the exercise of options granted under a stock option plan on April 20, 2011, at an exercise price of $14.04 per share. The options will expire on April 20, 2021. Options to acquire an additional 3,659 shares of Common Stock will vest on April 20, 2015.

(c) Mr. Alexander has not effected any transaction with respect to any Issuer securities in the past 60 days.

(d) Except as described herein, no one other than Mr. Alexander has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Alexander has pledged 45,976 shares of Common Stock to secure the repayment of a loan arrangement with First National Bank of Omaha. Additional shares of Common Stock may be pledged by Mr. Alexander, or entities with which he is affiliated, from time to time under loan arrangements entered into in the future.

Except as described above, to the knowledge of Mr. Alexander, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Alexander and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 51504L107	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: March 18, 2014

By:	/s/ Patrick L. Alexander
Name:	Patrick L. Alexander